UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President / CFO

October 31, 2008

To whom it may concern:

Company name	Mizuho Financial Group, Inc. (“MHFG”)
Representative	Terunobu Maeda, President & CEO
Head Office	5-1, Marunouchi 2-chome Chiyoda-ku, Tokyo, Japan
Code Number	8411 (TSE 1st Sec., OSE 1st Sec.)

Revision of Consolidated Earnings Estimates for Fiscal Year Ending March 31, 2009

MHFG hereby revises its consolidated earnings estimates for the fiscal year ending March 31, 2009, which were announced on July 31, 2008, as set forth below. There is no revision to MHFG’s non-consolidated earnings estimates.

1.	Revision of Consolidated Earnings Estimates for Fiscal Year Ending March 31, 2009

	(billions of yen, %)
	Second Quarter (Accumulated Period) (Apr. 1 - Sep. 30, 2008)			Full Fiscal Year (Apr. 1, 2008 - Mar. 31, 2009)
	Ordinary Income	Ordinary Profits	Net Income	Ordinary Income	Ordinary Profits	Net Income
Previous Earnings Estimates (announced on July 31, 2008)	2,100.0	270.0	250.0	4,300.0	690.0	560.0
Revised Earnings Estimates	1,900.0	56.0	94.0	3,800.0	350.0	250.0
Net Change	-200.0	-214.0	-156.0	-500.0	-340.0	-310.0
Rate of Change	-9.5%	-79.3%	-62.4%	-11.6%	-49.3%	-55.4%

2.	Reasons for the Revision

(1)	Second Quarter (Accumulated Period)

The dislocation in the global financial markets stemming from U.S. subprime loan issues expanded further after the announcement of the previous earnings estimates (on July 31, 2008). Among other things, mainly due to devaluation of securities (approximately JPY –140 billion) primarily reflecting large declines in domestic stock markets and due to an increase in credit-related costs, MHFG hereby revises downward its consolidated earnings estimates for the second quarter (accumulated period) as set forth above.

(2)	Full Fiscal Year

MHFG also revises downward its consolidated earnings estimates for the full fiscal year ending March 31, 2009, based on the revision of its earnings estimates for the second quarter (accumulated period).

Contact Information Mizuho Financial Group, Inc.: Corporate Communications, Public Relations Office 81-3-5224-2026

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates and forecasts. Such forward-looking statements do not represent any guarantee by management of performance. These statements reflect information currently available to us and are subject to risks, uncertainties and assumptions. We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio ,including as a result of the impact of the dislocation in the global financial markets stemming from U.S. subprime loan issues, and changes in related valuation methods; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan. In addition, the estimates included in this immediate release are subject to change in the course of the determination of our financial results for the second quarter (accumulated period) of the fiscal year ending March 31, 2009. Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov. We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

(Reference)

1.	Summary of Non-Consolidated Earnings Results of 3 Banking Subsidiaries (Second Quarter (Accumulated Period) of Fiscal Year Ending March 31, 2009 (Preliminary))

	(billions of yen)
	Second Quarter (Accumulated Period) of Fiscal Year Ending March 31, 2009 (Preliminary)
	Aggregate figures for 3 banks	Mizuho Bank	Mizuho Coporate Bank	Mizuho Trust & Banking
Net Business Profits	309.0	140.0	145.0	24.0
Credit-Related Costs	-130.0	-116.0	-5.0	-9.0
Net Gains (Losses) Related to Stocks	-41.0	-38.0	1.0	-4.0
Ordinary Profits	10.0	-44.0	50.0	4.0
Net Income	169.0	80.0	85.5	3.5

MHFG’s Consolidated Net Income	94.0

•	Net business profits are expected to be approximately JPY 309 billion mainly due to a decline in profits from business with customers.

•	Credit-related costs are expected to be approximately JPY -130 billion. This is mainly due to an increase in domestic corporate bankruptcies as well as the collapse of Lehman Brothers.

•	Net gains (losses) related to stocks are expected to be approximately JPY -41 billion due to devaluation of securities caused by declines in stock markets and other factors.

•

Ordinary profits are expected to be approximately JPY 10 billion due, in addition to the aforementioned factors, to the recording of losses related to securitization products and loans held for sale as well as an increase in expenses associated with employee retirement benefits.

•

Net income for 3 banks on an aggregated basis is expected to be approximately JPY 169 billion. This includes the effects of recording extraordinary gains on reversal of reserve for possible losses on investments in a subsidiary at Mizuho Bank and deferred tax benefits.

•

MHFG’s consolidated net income is estimated to be JPY 94 billion which reflects the elimination of the aforementioned intercompany gains on reversal of reserve for possible losses on investments and other factors.

2.	Unrealized Gains (Losses) on Other Securities (aggregate figures of 3 banks, the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

	(billions of yen)
	As of March 31, 2008	As of June 30, 2008	As of September 30, 2008 (Preliminary)
Other Securities	564.7	740.7	50.0
Japanese Stocks	895.6	1,262.4	690.0
Japanese Bonds	-125.2	-232.0	-230.0
Other	-205.6	-289.6	-410.0